

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

<u>Mail Stop 3720</u>

December 22, 2006

John H. Pelusi, Jr.
Chief Executive Officer
HFF, Inc.
429 Fourth Avenue, Suite 200
Pittsburgh, PA 15219

Re: **HFF, Inc.
Registration Statement on Form S-1
Amended on December 13, 2006
File no. 333-138579**

Dear Mr. Pelusi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro forma Financial Information, page 34

1. We refer to your response to prior comment 17. It is unclear why you believe it is appropriate to analogize to the type of transaction described in EITF 94-2. Please provide a more extensive analysis of the transaction and all the relevant accounting literature you considered in your evaluation of the accounting treatment for the initial purchase of shares of Holiday GP and partnership units and subsequent exchanges for partnership units. In your response please address how the change in control of the Operating Partnerships resulting from the transaction impacts your evaluation.   Also tell us the percentage of voting power that HFF Holdings LLC will hold in HFF, Inc after the offering.

Liquidity and Capital Resources – page 51

2. We note your response to our prior comment 19. Please revise further to address your ability to satisfy your contractual obligations due after one year.

3. We note your response to our prior comment 21, but are unable to determine where you have addressed the second part of the comment, regarding whether you will need to renegotiate the line of credit in connection with the offering. Please advise or revise.

Principal Stockholders – page 72

4. We note the addition of HFF Holdings LLC to the Principal Shareholder chart. Please revise to indicate the person or persons having voting or dispositive power over these shares.

Underwriting, page 87

5. Please include in the prospectus your response to our prior comment 29.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-

John H. Pelusi, Jr.
HFF, Inc.
December 22, 2006
Page 3

Advisor, at (202) 551-3415, or Cheryl Grant, Senior Staff Attorney, at (202) 551-3359 with any other questions.

Sincerely,

Michele Anderson
Branch Chief

cc: James A. Lebovitz, Esq. (via facsimile)
         Dechert LLP